Exhibit (12)
McGraw Hill Financial, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Years ended December 31,
	2013		2012		2011		2010		2009
Earnings:
Income from continuing operations before taxes on income	$1,346	[1]	$1,130	[2]	$1,000	[3]	$943	[4]	$876	[5]
Fixed charges [6]	125		130		134		137		132
Total earnings	$1,471		$1,260		$1,134		$1,080		$1,008
Fixed charges: [6]
Interest expense	$62		$81		$86		$89		$89
Portion of rental payments deemed to be interest	62		48		47		47		42
Amortization of debt issuance costs and discount	1		1		1		1		1
Total fixed charges	$125		$130		$134		$137		$132
Ratio of earnings to fixed charges:	11.8	x	9.7	x	8.5	x	7.9	x	7.6	x

1 Includes the impact of the following items: $77 million pre-tax legal settlements, $64 million charge for Growth and Value Plan costs, a $36 million non-cash impairment charge related to the facilities and associated infrastructure of one of our data centers that we are in the process of selling, a $28 million restructuring charge in the fourth quarter primarily related to severance, $13 million related to terminating various leases as we reduce our real estate portfolio and a $24 million net gain from our dispositions.

[2]
Includes the impact of the following items: $135 million charge for Growth and Value Plan costs, a $68 million restructuring charge, transaction costs of $15 million for our S&P Dow Jones Indices LLC joint venture, an $8 million charge related to a reduction in our lease commitments, partially offset by a vacation accrual reversal of $52 million.

[3]	Includes the impact of the following items: a $32 million restructuring charge and a $10 million charge for Growth and Value Plan costs.

[4]
Includes the impact of the following items: a $16 million charge for subleasing excess space in our New York facilities, an $11 million restructuring charge and a $7 million gain on the sale of certain equity interests at Standard & Poor's Ratings.

[5]	Includes the impact of the following items: a $14 million loss on the sale of Vista Research, Inc., an $11 million gain on the sale of BusinessWeek and a $4 million net restructuring charge.
6 "Fixed charges" consist of (1) interest on debt and interest related to the sale leaseback of Rock-McGraw, Inc. (see Note 12 - Commitments and Contingencies to the consolidated financial statements under Item 8, Consolidated Financial Statements and Supplementary Data, in this Form 10-K), (2) the portion of our rental expense deemed representative of the interest factor in rental expense, and (3) amortization of debt issue costs and discount to any indebtedness.